[redacted]

U.

08027091

SECURITIES AN ... N

Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 28 2008

Washington, DC
103

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| ~~8-31951~~ 45583 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Reef Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 N. Central Expwy., Suite 300
(No. and Street)

| Richardson | Texas | 75080 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

| 14175 Proton Rd. | Dallas | TX | 75244 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Paul Mauceli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reef Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELAINE PALMER
My Commission Expires
June 6, 2008

Signature

Title

Elaine Palmer
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**REEF SECURITIES, INC**

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2007

**REEF SECURITIES, INC**

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

# INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Reef Securities, Inc.

We have audited the accompanying statement of financial condition of Reef Securities, Inc. as of December 31, 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reef Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 26, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REEF SECURITIES, INC.
Statement of Financial Condition
December 31, 2007

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 239,194 |
| Prepaid commissions | | 61,269 |
| Prepaid federal income taxes | | 10,921 |
| | $ | 311,384 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 60,603 |
| Accrued state income taxes payable | | 38,704 |
| | | 99,307 |
| Stockholders' equity | | |
| Common stock, 500,000 shares authorized with $1 par value, 1,000 shares issued and outstanding | | 1,000 |
| Additional paid-in capital | | 107,027 |
| Retained earnings | | 104,050 |
| Total stockholders' equity | | 212,077 |
| | $ | 311,384 |

The accompanying notes are an integral part of these financial statements.

## REEF SECURITIES, INC.
## Statement of Income
## For the Year Ended December 31, 2007

| | |
|---|---|
| Revenues | |
| Commissions and other placement fees | $ 6,171,585 |
| Consulting fees | 347 |
| Total revenue | 6,171,932 |
| Expenses | |
| Registration fees | 75,805 |
| Salaries | 831,032 |
| Professional fees | 65,189 |
| Commission expense | 5,162,120 |
| Promotional Cost | 20,998 |
| Payroll taxes | 143,931 |
| Other expenses | 9,589 |
| Total expenses | 6,308,664 |
| Income (loss) before income taxes | (136,732) |
| Provision (benefit) for income taxes | 53,483 |
| Net loss | $ (190,215) |

The accompanying notes are an integral part of these financial statements.

REEF SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2007

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balances at December 31, 2006 | $ 1,000 | $ 107,027 | $ 294,265 | $ 402,292 |
| Net loss | - | - | (190,215) | (190,215) |
| Balances at December 31, 2007 | $ 1,000 | $ 107,027 | $ 104,050 | $ 212,077 |

The accompanying notes are an integral part of these financial statements.

REEF SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2007

| | | |
|---|---|---|
| Balance at December 31, 2006 | $ | - |
| Increases | | - |
| Decreases | | - |
| Balance at December 31, 2007 | $ | - |

The accompanying notes are an integral part of these financial statements.

REEF SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2007

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | $ | (190,215) |
| Adjustments to reconcile net loss to net cash provided (used) by operating activities: | | |
| (Increase) decrease in deferred income tax benefit | | 24,694 |
| Changes in assets and liabilities: | | |
| (Increase) decrease in commission receivable | | 105,587 |
| (Increase) decrease in prepaid commissions | | (9,772) |
| (Increase) decrease in prepaid income taxes | | 20,487 |
| Increase (decrease) in accounts payable and accrued expenses | | 7,099 |
| Net cash provided (used) by operating activities | | (42,120) |
| **Cash flows from investing activities** | | |
| Net cash provided (used) by investing activities | | - |
| **Cash flows from financing activities** | | |
| Net cash provided (used) by financing activities | | - |
| Net decrease in cash | | (42,120) |
| Cash at beginning of year | | 281,314 |
| Cash at end of year | $ | 239,194 |
| **Supplemental Disclosures** | | |
| Noncash investing and financing activities | | |
| Cash paid during the year for: | $ | - |
| Interest | | |
| Income taxes | $ | - |

The accompanying notes are an integral part of these financial statements.

REEF SECURITIES, INC.
Notes to Financial Statements
December 31, 2007

Note 1 - Organization and Significant Accounting Policies

Reef Securities, Inc., (the "Company"), was incorporated on February 18, 1993 in the State of Texas as a direct participation broker-dealer in securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(i).

The Company acts as a selling agent for Reef Exploration, LP and Reef Oil & Gas Partners, LP ("Reef") in the offering and selling of interests in oil and gas development programs. All of the Company's revenue is derived from this single activity. All of the Company's stock is owned by Paul Mauceli, the brother of Michael Mauceli who serves as the chief executive officer of Reef Exploration, LP, and manager of the general partner of Reef Oil & Gas Partners, LP.

Under a sales agreement, Reef agreed to provide the Company with office space, office furniture and computers, as well as secretarial help at no cost. In addition, Reef agreed to pay all telephone bills incurred by the Company in conjunction with its performance of services as selling agent for Reef at no cost. Reef also agreed to provide the Company all offering materials to be used in conjunction with the offer and sale of interest in Reef ventures at no cost. Had this agreement not been in place, the operating results and financial position of the Company might have been significantly different from that if the Company were autonomous.

Commissions revenue is recognized as follows:

> Prior to the funding of programs reaching certain specified minimum amounts, all proceeds from investors are retained by an escrow agent. Upon minimum funding being achieved, the Company reflects commissions revenue for capital raised through that period.
>
> After the funding of program minimums are met, the Company reflects commissions revenue for capital raised in the period received by the program sponsor.

Commissions expense is reflected when related commissions revenue is earned.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 1 - Organization and Significant Accounting Policies, continued

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between financial and income tax reporting. The deferred tax asset or liability, as applicable, represents the future tax return consequences of those differences, which will either be taxable or deductible when the asset or liability is recovered or settled. When applicable, deferred taxes are recognized for operating losses that are available to offset future taxable income.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of approximately $139,887 and net capital requirements of $6,624. The Company's ratio of aggregate indebtedness to net capital was .71 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Income Taxes

The provision for income taxes consists of the following:

| | |
|---|---|
| Increase in valuation allowance | $ 77,102 |
| Change in management estimate | (10,921) |
| Federal income tax benefit from current loss | (59,990) |
| State income taxes | 39,710 |
| Effect of change in state tax law | 7,582 |
| Total | $ 53,483 |
| Current | $ 28,789 |
| Deferred | 24,694 |
| Total | $ 53,483 |

Note 4 - Income Taxes, continued

The Company has incurred income tax losses of approximately $126,700 which are available to offset future Federal taxable income through 2027. The Company's resultant deferred tax asset of approximately $77,000 was fully reserved during 2007 based on management's determination of the Company's expectations for utilizing the loss carryforward.

The components of the Company's net deferred tax asset is as follows:

| | |
|---|---|
| Deferred tax asset | $ 77,102 |
| Valuation allowance | (77,102) |
| | $ -0- |

A valuation allowance of $77,102 was established at December 31, 2007 to eliminate the net deferred tax benefit that existed at that time as it was uncertain if the tax benefits would ever be realized.

Note 5 - Concentration Risk

At December 31, 2007, and at various times throughout the year, the Company had cash balances in excess of Federally insured limits of $100,000.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2007

**Schedule I**

REEF SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

## COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Total ownership equity qualified for net capital | | $ 212,077 |
| Add: | | |
| Other deductions or allowable credits | | - |
| Total capital and allowable subordinated liabilities | | 212,077 |
| Deductions and/or charges | | |
| Non-allowable assets: | | |
| Prepaid commissions | $ 61,269 | |
| Prepaid income taxes | 10,921 | (72,190) |
| Net capital before haircuts on securities positions | | 139,887 |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)) | | - |
| Net capital | | $ 139,887 |

## AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Accounts payable and accrued expenses | $ 60,603 |
| Accrued income taxes payable | 38,704 |
| Total aggregate indebtedness | $ 99,307 |

**Schedule I (continued)**

REEF SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ 6,624 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 6,624 |
| Net capital in excess of required minimum | $ 132,263 |
| Excess net capital at 1000% | $ 129,956 |
| Ratio: Aggregate indebtedness to net capital | .71 to 1 |

## RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

| | |
|---|---|
| Net capital per the Company's unaudited FOCUS IIA | $ 178,591 |
| Unrecorded state income taxes | (38,704) |
| Net capital per audit report | $ 139,887 |

**Schedule II**

REEF SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

**EXEMPTIVE PROVISIONS**

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended

December 31, 2007

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Reef Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Reef Securities, Inc. (the "Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. However, we identified certain deficiencies in internal control that we considered to be significant deficiencies and communicated them in writing to management and those charged with governance on February 26, 2008.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 26, 2008

END